SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ALASKA COMMUNICATIONS SYSTEMS GROUP, INC.

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

6.25% Convertible Notes due 2018

(Title of Class of Securities)

01167PAE1

(CUSIP Number of Class of Securities)

Leonard Steinberg

Senior Vice President, Legal, Regulatory, and Government Affairs,

and Corporate Secretary

Alaska Communications Systems Group, Inc.

600 Telephone Avenue

Anchorage, Alaska 99503-6091

(907) 297-3000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jens M. Fischer

Perkins Coie LLP

1201 Third Avenue, Suite 4900

Seattle, Washington 98101-3099

(206) 359-8000

CALCULATION OF FILING FEE

Transaction Value (1)	Amount of Filing Fee (2)
$97,525,000	$11,304

(1)	Calculated solely for purposes of determining the amount of the filing fee. The calculation of the Transaction Value assumes that all $94,000,000 aggregate principal amount of Alaska Communications Systems Group, Inc.’s 6.25% Convertible Notes due 2018 are purchased at the tender offer price of $1,037.50 per $1,000 principal amount of such notes.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $115.90 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $11,304	Filing Party: Alaska Communications Systems Group, Inc.
Form or Registration No.: SC TO-I and SC TO-I/A (File No. 005-57739)	Date Filed: March 17, 2017 and March 31, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) by Alaska Communications Systems Group, Inc., a Delaware corporation (the “Company”), on March 17, 2017 (the “Original Schedule TO”), as amended and supplemented by Amendment No. 1 to the Schedule TO filed on March 31, 2017 (“Amendment No. 1” and, together with the Original Schedule TO, the “Schedule TO”), relating to the Company’s offer to purchase (the “Tender Offer”) any and all of its outstanding 6.25% Convertible Notes due 2018 (the “Notes”). The Tender Offer was made upon the terms and subject to the conditions set forth in the (i) Offer to Purchase, dated March 17, 2017 (the “Original Offer to Purchase”), as amended and supplemented by the Supplement No. 1 to the Offer to Purchase, dated March 31, 2017 (the “Supplement” and, together with the Original Offer to Purchase, as amended and supplemented from time to time, the “Offer to Purchase”), and (ii) the Amended and Restated Letter of Transmittal, dated March 31, 2017 (as amended and supplemented from time to time, the “Letter of Transmittal”).

This Amendment No. 2 is the final amendment to the Schedule TO and reports the results of the Tender Offer.

Except as set forth in this Amendment No. 2, the terms of the Tender Offer remain the same as set forth in the Offer to Purchase and the Letter of Transmittal. Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Offer to Purchase or the Schedule TO. This Amendment No. 2 should be read together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Purchase, the Letter of Transmittal and Item 1 of the Schedule TO, to the extent such Item 1 incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by the information set forth under Item 4(a) below, which information is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)    Material Terms. The information set forth in the Offer to Purchase is hereby amended and supplemented by the information set forth below.

The Tender Offer expired at 12:00 midnight, New York City time, on April 14, 2017 (one minute after 11:59 p.m., New York City time, on April 13, 2017). As of the expiration of the Tender Offer, $83,956,000 aggregate principal amount of the Notes, representing approximately 89.31% of the outstanding Notes, were validly tendered and not validly withdrawn pursuant to the Tender Offer. The Company has accepted for purchase all Notes that were validly tendered and not validly withdrawn pursuant to the Tender Offer at the expiration of the Tender Offer at the Purchase Price (plus accrued and unpaid interest on such Notes, if any, up to but not including the Settlement Date). After the Company’s purchase of the Notes validly tendered and not validly withdrawn and accepted for purchase, approximately $10,044,000 aggregate principal amount of the Notes will remain outstanding.

On April 14, 2017, the Company issued a press release announcing the results of the Tender Offer. A copy of this press release is attached hereto as Exhibit (a)(5)(vi) and is incorporated herein by reference.

Item. 7	Source and Amount of Funds or Other Consideration.

The information in the Offer to Purchase under the headings “The Terms of the Tender Offer—Conditions to the Tender Offer,” “Certain Considerations—Conditions to the Consummation of the Tender Offer” and “Source of Funds” and Item 7 of the Schedule TO, to the extent such Item 7 incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by the information set forth under Item 4(a) above, which information is incorporated herein by reference.

Item. 12	Material to be Filed as Exhibits.

Item 12 is hereby amended and supplemented by adding the following exhibits:

(a)(5)(vi)	Press Release, dated April 14, 2017.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 14, 2017	ALASKA COMMUNICATIONS SYSTEMS GROUP INC.

	By:	/s/ Leonard Steinberg
	Name:	Leonard Steinberg
	Title:	SVP, Legal, Regulatory, and Government Affairs, and Corporate Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated March 17, 2017.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Supplement No. 1 to the Offer to Purchase, dated March 31, 2017.*

(a)(1)(D)	Amended and Restated Letter of Transmittal, dated March 31, 2017.*

(a)(5)(i)	Press Release announcing the commencement of the Tender Offer, dated March 17, 2017.*

(a)(5)(ii)	Excerpts from press release, dated March 14, 2017, announcing financial results for the quarter and year ended December 31, 2016 (incorporated herein by reference to the Company’s Schedule TO-C filed with the SEC on March 14, 2017).*

(a)(5)(iii)	Excerpts from press release, dated March 14, 2017, announcing entry into a new senior credit facility (incorporated herein by reference to the Company’s Schedule TO-C filed with the SEC on March 14, 2017).*

(a)(5)(iv)	Excerpt from presentation, from March 14, 2017 (incorporated herein by reference to the Company’s Schedule TO-C filed with the SEC on March 14, 2017).*

(a)(5)(v)	Press Release, dated March 31, 2017.*

(a)(5)(vi)	Press Release, dated April 14, 2017.

(b)(1)	Credit Agreement, dated as of March 13, 2017, by and among Alaska Communications Systems Holdings, Inc., as the borrower, the Company and certain of its direct and indirect subsidiaries, as guarantors, ING Capital LLC, as administrative agent, and the lenders party thereto (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on March 15, 2017, File No. 000-28167 and incorporated herein by reference).*

(d)(1)	Indenture dated May 10, 2011 among the Company, the guarantors listed therein and The Bank of New York Mellon Trust Company, N.A., as Trustee, relating to the Company’s 6.25% Convertible Notes due 2018 (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on May 11, 2011, File No. 000-28167 and incorporated herein by reference).*

(g)	None.

(h)	None.

*	Previously filed

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